UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on October 09, 2020

DATE, TIME AND PLACE: On October 09, 2020, at 10 a.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on (i) the amendment to the Internal Regulation of the Company’s Sustainability Committee; (ii) the election of Mr. Tasso Rezende de Azevedo to the position of member of the Sustainability Committee; and (iii) the confirmation of the composition of the Sustainability Committee.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously APPROVED:

(i) the amendment to the Internal Regulation of the Sustainability Committee, in order to change the composition of the referred Committee to a minimum of 3 (three) and a maximum of 6 (six) members;

(ii) the election, pursuant to article 14, §6 of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a complementary term, which shall be postponed until the investiture of the members that shall be elected on the first Board of Directors’ meeting to be held after the Ordinary General Meeting of 2021, of Mr. Tasso Rezende de Azevedo, Brazilian, divorced, forest engineer, bearer of the Brazilian Identity Card RG nº 20.217.603-4 SSP/SP, registered with the Individual Taxpayer Registry (“CPF/ME”) under No. 151.404.518-40, with office at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP, as a member of the Company's Sustainability Committee. The member herein appointed represent that he is not involved in any crime offenses under the the law that would prevent him from performing business activities, particularly those mentioned in Article 147 of the Corporation Law; and

(iii) to confirm the composition of the Company's Sustainability Committee, all for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting: Mrs. Marilia Artimonte Rocca, Brazilian, divorced, business administrator, bearer of the Identity Card RG No. 24.938.902-2 SSP/SP, registered with CPF/ME under No. 252.935.048-51, as Coordinator of the Sustainability Committee; Mr. Carlos Aguiar Neto, Brazilian, married, engineer, holder of Identity Card RG No. 19129986 SSP/SP, registered with CPF/ME under

No. 153.127.368-80; Mr. Carlos Rey de Vicente, Spanish citizen, married, lawyer, bearer of the identity card RNE nº V952766Z, registered with CPF/ME under No. 236.413.938-41; Mr. Mario Roberto Opice Leão, Brazilian, married, banker, holder of Identity Card RG No. 24752106 SSP/SP, registered with CPF/ME under No. 248.745.618-37; Mrs. Tarcila Reis Corrêa Ursini, Brazilian citizen, married, economist and lawyer, bearer of identity card RG nº 197101379 SSP/SP, registered with CPF/ME under No. 176.122.698-30; and Mr. Tasso Rezende de Azevedo, Brazilian, divorced, forest engineer, bearer of the Brazilian Identity Card RG nº 20.217.603-4 SSP/SP, registered with the Individual Taxpayer Registry (“CPF/ME”) under No. 151.404.518-40, all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 9, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer